SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-16091.

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

POLYONE RETIREMENT SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POLYONE CORPORATION
33587 WALKER ROAD
AVON LAKE, OHIO 44012

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the PolyOne Retirement Savings Plan For Collective Bargaining Employees, prepared in accordance with the financial reporting requirements of ERISA, are being filed herewith:
Page No.
(in this
Report)
Audited Financial Statements and Supplemental Schedules, December 31, 2003 and Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm	1

The following exhibits are being filed herewith:

23.1 Consent of Ernst & Young LLP	12

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be sign on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	POLYONE RETIREMENT SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

By: PolyOne Corporation Committee for Employee Benefits Administration

By: /s/ Michael J. Meier Michael J. Meier Corporate Controller PolyOne Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PolyOne Retirement Savings Plan for Collective Bargaining Employees December 31, 2003 with Report of Independent Registered Public Accounting Firm

PolyOne Retirement Savings Plan for Collective Bargaining Employees

Audited Financial Statements and Supplemental Schedules

December 31, 2003

Report of Independent Registered Public Accounting Firm

PolyOne Corporation
  Retirement Plan Committee

We have audited the accompanying statement of net assets available for benefits of the PolyOne Retirement Savings Plan for Collective Bargaining Employees as of December 31, 2003, and the related statement of changes in net assets available for benefits for the period June 1, 2003 through December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the period June 1, 2003 through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the period June 1, 2003 through December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 11, 2004

PolyOne Retirement Savings Plan
for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

December 31, 2003

Assets
Investments, at fair value	$3,495,748
Receivables:
Employer contributions	36
Participant contributions	56

Total receivables	92

Net assets available for benefits	$3,495,840

See accompanying notes.

PolyOne Retirement Savings Plan
for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

Period from June 1, 2003 through December 31, 2003

Additions
Investment income:
Interest and dividends	$37,978
Net appreciation in fair value of investments	422,442

460,420
Transfers from:
PolyOne Retirement Savings Plan-A	2,957,471
Contributions:
Participant	185,561
Employer	79,447

265,008

Total additions	3,682,899
Deductions
Benefits paid directly to participants	186,509
Loan fees	550

Total deductions	187,059

Net increase	3,495,840
Net assets available for benefits:
Beginning of period	—

End of period	$3,495,840

See accompanying notes.

PolyOne Retirement Savings Plan for
Collective Bargaining Employees

Notes to Financial Statements

December 31, 2003

1. Summary Description of the Plan

The following summary description of the PolyOne Retirement Savings Plan for Collective Bargaining Employees (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is administered by the PolyOne Corporation Retirement Plan Committee.

General

PolyOne Corporation (the Company and Plan Sponsor) sponsors the Plan. The Company was formed by the consolidation of The Geon Company and M. A. Hanna Company on August 31, 2000. The Plan became effective on June 1, 2003 and was formed as an amendment and restatement of The Geon Retirement Savings Plan (the Predecessor Plan) as it pertains to collective bargaining units.

The Plan is a defined contribution plan covering eligible employees participating in the Predecessor Plan as of May 31, 2003. Other eligible employees shall become a participant under the Plan as soon as administratively practicable following the later of (i) employment date or (ii) the date they attain age eighteen. In no event, however, shall any employee (or other individual) participate under the Plan unless they are included in a unit of employees covered by a collective bargaining agreement between the Company and the employee representatives under which retirement benefits were the subject of good faith bargaining, the terms of which expressly provide for inclusion in the Plan, and either (i) is employed at the Company’s Burlington, New Jersey facility or (ii) was hired prior to June 1, 2001 and is employed at Company’s Louisville, Kentucky facility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each employee who elects to become a participant in the Plan authorizes a bi-weekly payroll deduction from 1% to 15% of eligible earnings. The Retirement Plan Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax qualified status of the Plan.

PolyOne Retirement Savings Plan for
Collective Bargaining Employees

Notes to Financial Statements (continued)

1. Summary Description of the Plan (continued)

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

The Plan provides for a 100% Company matching contribution on the first 6% of eligible employee compensation for those participants employed at the Company’s Louisville, Kentucky facility. For those participants employed at the Company’s Burlington, New Jersey facility, the Plan provides for a 50% Company matching contribution on the first 6% of eligible employee compensation. Such matching contributions are invested in the PolyOne Corporation Restricted Stock Fund. Once a participant attains age 55, or terminates employment with the Company, the participant can transfer account balances related to Company contributions to eligible investment options. Effective August 1, 2004, the Company will make an additional contribution on behalf of participants employed at the Company’s Louisville, Kentucky facility equal to no less than 2% of the participant’s eligible compensation.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the Code). Rollover contributions can be made only in cash to the Plan’s tax-deferred savings option.

Participant Loans

Participants may borrow from employee contributions and related earnings in their fund accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of one half of the total vested account balance or $50,000, reduced by the greater of (i) the highest outstanding loan balance in the last 12 months, or (ii) the outstanding balance of loans from the Plan on the date such loan is made. The interest rate on each loan is a fixed rate based on the trustee’s prime rate. Payments on loans are made through payroll deductions and must be repaid within 5 years (personal loans) or 5-15 years (primary residence loans).

Vesting

Participant contributions and Company matching contributions are fully vested immediately.

PolyOne Retirement Savings Plan for
Collective Bargaining Employees

Notes to Financial Statements (continued)

1. Summary Description of the Plan (continued)

Payment of Benefits

Upon retirement or separation from service participants may withdraw from the Plan. Active employees of the Company are entitled to receive the value of their Company matching contributions and discretionary Company contributions made prior to January 1, 1995 under the Predecessor Plan, and earnings thereon upon reaching age 55. Employee pre-tax contributions and discretionary Company contributions made subsequent to December 31, 1994 and earnings thereon may not be withdrawn until the participant reaches age 59-1/2, unless under hardship. Employee after-tax contributions may be withdrawn at the discretion of the participant. Distributions are made in payments of cash or common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants based on the respective value of their accounts.

Administrative Expenses

All significant accounting and administrative fees are paid by the Company. Trust and custody fees are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are reported on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PolyOne Retirement Savings Plan for
Collective Bargaining Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. Shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The common trust fund consists primarily of insurance contracts, valued at contract value. Investments in common trust funds, consisting of short-term fixed income obligations, have a fair value approximating cost. Participant loans are recorded at their outstanding balances, which approximate fair value.

3. Investments

During 2003, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net
Appreciation
in Fair
Value of
Investments
Common stock	$283,540
Mutual funds	138,902

$422,442

PolyOne Retirement Savings Plan for
Collective Bargaining Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

December 31,
2003
PolyOne Corporation Common Stock (Unrestricted)	$771,106
PolyOne Corporation Common Stock (Restricted) *	470,203
Mainstay S & P 500 Index Fund	870,478
NYL Insurance Anchor Account I – Stable Value Option	749,440
Participant Loans	222,462

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

The PolyOne Corporation Restricted Stock fund contains participant account balances that are nonparticipant-directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

December 31,
2003
Net assets:
Investments, at fair value:
PolyOne Corporation Restricted Stock	$470,203
Mainstay Cash Reserve Fund 1	14,118
Employer contribution receivable	36

Net assets	$484,357

PolyOne Retirement Savings Plan for
Collective Bargaining Employees

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Period from
June 1, 2003
through
December 31,
2003
Changes in net assets:
Additions:
Employer contributions	$78,775
Net appreciation in fair value of investments	111,450
Transfers:
PolyOne Retirement Savings Plan—A	364,239
Deductions:
Net transfers to participant-directed funds	21,247
Benefits paid directly to participants	48,860

Net increase	$484,357

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). As a result the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax exempt.

PolyOne Retirement Savings Plan
for Collective Bargaining Employees

EIN: 34-1730488    Plan Number: 011

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost**	Value
	PolyOne Restricted Stock Fund—
Mainstay Management	Mainstay Cash Reserves Fund I	$14,118	$14,118
PolyOne Corporation*	Common stock: 73,584 shares	367,250	470,203
	PolyOne Unrestricted Stock Fund—
Mainstay Management	Mainstay Cash Reserves Fund I		23,153
PolyOne Corporation*	Common stock: 120,674 shares		771,106
New York Life Insurance*	New York Life Insurance Anchor
	Account I—Stable Value Option		749,440
Pacific Investment Management Company	PIMCO Total Return Fund		124,726
AIM Advisors	Small Cap Growth Fund		57,064
Capital Research & Management	American Funds—Euro Pacific Growth Fund		23,649
	American Funds—Growth Fund of America Fund		33,640
	American Funds—Washington Mutual Investors Fund		49,032
Mainstay Management	Mainstay S&P 500 Index Fund		870,478
	MainStay MAP Fund		6,903
Franklin Advisory Services	Franklin Balance Sheet Investment Fund		60,887
Alliance Capital Management	Alliance Bernstein Balanced Shares		12,586
Brokerage Account	Various investments		6,301
Participant loans*	At interest rates ranging from 4.75% to 9.00%		222,462

			$3,495,748

*	Indicates party-in-interest to the Plan.

**	Historical cost provided for nonparticipant-directed investments.

PolyOne Retirement Savings Plan
for Collective Bargaining Employees

EIN: 34-1730488   Plan Number: 011

Schedule H, Line 4j—Schedule of Reportable Transactions

Period from June 1, 2003 through December 31, 2003

				Current Value
				of Asset on
	Purchase	Selling	Cost of	Transaction	Net Gain
Description of Assets	Price	Price	Asset	Date	(Loss)
Category (iii)—Series of transactions in excess of 5% of plan assets
Mainstay Cash Reserves Fund I	$255,700		$255,700	$255,700
		$262,351	262,351	262,351	$—

There were no category (i), (ii) or (iv) reportable transactions during 2003.